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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)


                         MARKETING SERVICES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


        COMMON STOCK, $.01 PAR VALUE                    570907105
--------------------------------------------------------------------------------
       (Title of class of securities)                 (CUSIP number)


          NANCY E. BARTON, ESQ., GENERAL ELECTRIC CAPITAL CORPORATION,
        260 LONG RIDGE ROAD, STAMFORD, CONNECTICUT 06927 (203) 357-4000
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  June 16, 1999
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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#741807 v1

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    570907105                                    13D                         Page 2 of 7
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       GENERAL ELECTRIC CAPITAL CORPORATION
                    I.R.S. IDENTIFICATION NOS.                                     13-1500700
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                             (B) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               OO

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [X]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             NEW YORK

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            4,311,220 (SEE ITEM 3)
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       4,311,220 (SEE ITEM 3)
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       4,311,220 (SEE ITEM 3)

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       19.46% (SEE ITEM 3)

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------- --------------------------------------------------------------



---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    570907105                                    13D                         Page 3 of 7
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         GENERAL ELECTRIC CAPITAL SERVICES, INC.
                    S.S. OR I.R.S. IDENTIFICATION NO.                              06-1109503
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------------------------------- -------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                             (B) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- -------------------------------------------------------------------------------------------- -------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [X]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            DISCLAIMED (SEE 11 BELOW)
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       DISCLAIMED (SEE 11 BELOW)
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY
                                                                                   GENERAL ELECTRIC CAPITAL SERVICES, INC.
------------------- -------------------------------------------------------------------------------------------- -------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]
------------------- -------------------------------------------------------------------------------------------- -------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          NOT APPLICABLE
                                                                                                                 (SEE 11 ABOVE)
------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO
------------------- ------------------------------------------------- --------------------------------------------------------------



---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    570907105                                    13D                         Page 4 of 7
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         GENERAL ELECTRIC COMPANY
                    S.S. OR I.R.S. IDENTIFICATION NO.                              14-0689340
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------------------------------- -------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                             (B) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- -------------------------------------------------------------------------------------------- -------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [X]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             NEW YORK

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            DISCLAIMED (SEE 11 BELOW)
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       DISCLAIMED (SEE 11 BELOW)
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY
                                                                                   GENERAL ELECTRIC COMPANY
------------------- -------------------------------------------------------------------------------------------- -------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- -------------------------------------------------------------------------------------------- -------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          NOT APPLICABLE
                                                                                                                 (SEE 11 ABOVE)
------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------- --------------------------------------------------------------


                  This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D, as amended (the "Schedule 13D") filed on January 5, 1998, by and on behalf of General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). Unless otherwise indicated, capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Since May 17, 1999, GE Capital has sold an aggregate of 400,000 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1934, as amended.

                  The foregoing transactions result in the beneficial ownership by GE Capital of an aggregate of 4,311,220 shares of Common Stock which represents approximately 19.46% of the issued and outstanding shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date of this statement, the aggregate number and percentage of shares of Common Stock beneficially owned by GE Capital are 4,311,220 and approximately 19.46%, respectively.

                  Except as disclosed in this Item 5(a) and in Item 3 above, none of GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any securities of the Company or presently has a right to acquire any securities of the Company.

                  (b) GE Capital has the sole power to vote or direct the vote of all 4,311,220 shares of Common Stock that it beneficially owns and the sole power to dispose or to direct the disposition of such shares.

                  Except as disclosed in this Item 5(b), none of GECS, GE, nor, to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the securities which they may be deemed to beneficially own.


                                     5 of 7

                  (c) Except as set forth above, neither GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers or directors, has effected any transaction in any securities of the Company during the past 60 days.

                  (d) No person except for GE Capital is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

                  (e) Not applicable.

                  Neither the filing of this Amendment No. 4 nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any shares of Common Stock or Warrants.













                                     6 of 7

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 1999


                                    GENERAL ELECTRIC CAPITAL CORPORATION

                                      By: /s/ Michael E. Pralle
                                          ------------------------------------
                                            Name: Michael E. Pralle
                                            Title: Vice President




                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                      By: /s/ Michael E. Pralle
                                          ------------------------------------
                                            Name: Michael E. Pralle
                                            Title: Attorney-in-Fact




                                    GENERAL ELECTRIC COMPANY

                                      By: /s/ Michael E. Pralle
                                          ------------------------------------
                                            Name: Michael E. Pralle
                                            Title: Attorney-in-Fact




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